Mail Stop 3561

November 12, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re:** **Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 6**
> **Filed on November 5, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page vi of Part I of your Offering Statement and your cover page of your Offering Circular that you intend to offer securities to Florida residents through a "private offering exemption." However, on page v of Part I of your Offering Statement and page one of your Offering Circular, you disclose that should you offer securities to Florida residents you will file audited financial statements. Since your most recent amendment does not include audited financial statements, please revise to reconcile this inconsistency.

2.   In addition, we note the statement that the private exemption in Florida is available if no general solicitation or advertising occurs in Florida. However, we

note that the Form 1-A is a general solicitation document. Please explain how you will comply with the exemption.

3.   It appears that some of the notes to be repaid from the use of proceeds have become due. Provide clear disclosure of the amount that is past due and clearly disclose any penalties, increase in interest rates, or other terms due to the default. Also, provide clear risk factor disclosure and disclosure in the MD&A section.

Use of Proceeds to Issuer, page 9

4.   We reissue comment six from our letter dated October 16, 2009. You state the amount that may be paid on an annual basis; however, the disclosure is unclear as to whether the company can pay from the use of proceeds only one year's salary or whether additional compensation may be paid from the proceeds. In addition, specifically state the amount that may be paid to officers and directors retained in the future.

5.   Disclose the cash balance as of the most recent practicable date. In addition, given the limited cash as of September 30 and the net losses to date, please explain how you plan to satisfy your cash requirements given that you may not use the proceeds of this offering unless and until the minimum is achieved.

Interest of Management and Others in Certain Transactions, page 37

6.   Please disclose in the Certain Transactions section the $22,000 advance to three employees as disclosed in the footnotes to the financial statements.

Exhibits

7.   On pages F-16 and F-21, you reference an international distribution agreement. If material, please file this agreement and describe the material terms as appropriate in your Offering Circular. Otherwise, please provide us with an analysis why this international distribution agreement is not material.

Closing Comments

        As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
        Fax (732) 224-6599

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